UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2021

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis to sell its Roche stake in a bilateral transaction to Roche

Ad hoc announcement pursuant to Art. 53 LR

•	Novartis and Roche agree a bilateral transaction for the sale of Roche bearer shares held by Novartis for a total consideration of USD 20.7 billion

•	Price of USD 388.99 per share (CHF 356.93 per share) reflects the volume- weighted average price of the Roche non-voting equity certificates (Genussschein) over the last 20 trading days ending on November 2, 2021

•	Monetization consistent with Novartis strategy as a focused medicines company

•	Use of proceeds will be in line with capital allocation priorities to enhance strong returns to shareholders

Basel, November 4, 2021 — Novartis has agreed to sell 53.3 million (approximately 33%) Roche bearer shares in a bilateral transaction to Roche for a total consideration of USD 20.7 billion.

Vas Narasimhan, CEO of Novartis, said: “After more than 20 years as a shareholder of Roche, we concluded that now is the right time to monetize our investment. Today’s announcement is consistent with our strategic focus and we intend to deploy the proceeds from the transaction in line with our capital allocation priorities to maximize shareholder value and continue to reimagine medicine.”

Novartis has been a shareholder of Roche since May, 2001 and currently holds 53.3 million bearer shares of Roche’s common stock, representing approximately 33% of aggregate outstanding bearer shares. Novartis acquired the stake between 2001 and 2003 for a total consideration of approximately USD 5 billion as a long-term financial investment which delivered significant, recurring earnings contribution and cumulative dividends in excess of USD 6 billion. Over the holding period of the stake, this resulted in an annualized return of 10.2 % in USD (and 6.6% in CHF). Today, Novartis does not consider the financial investment in Roche as part of its core business and therefore not a strategic asset.

Novartis will report a gain from the sale of the stake in income from associated companies of approximately USD 14 billion, which will be core adjusted.

The transaction is subject to the approval by the shareholders of Roche, at the Extraordinary General Meeting (“EGM”) of Shareholders of Roche to be held on November 26, 2021.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “seek,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” “to sell,” “strategy,” “strategic focus,” “to enhance,” or similar terms, or by express or implied discussions regarding the potential completion of the announced transaction. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the transaction described in this press release will be completed in the expected time frame, or at all. Neither is there any guarantee that the expected benefits from such transaction will be achieved in the expected timeframe, or at all. In particular, our expectations regarding the transaction described in this press release could be affected by, among other things, an unexpected failure to obtain the approval by the shareholders of Roche at the Extraordinary Meeting of Shareholders to be held on November 26, 2021 or to satisfy or waive all other closing conditions; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

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Novartis Media Relations

E-mail: media.relations@novartis.com

Richard Jarvis Novartis Strategy & Financial Communications +41 79 584 23 26 (mobile) richard.jarvis@novartis.com Julie Masow Novartis US External Engagement +1 862 579 8456 julie.masow@novartis.com	Satoshi Sugimoto Novartis Communications Switzerland +41 79 619 20 35 (mobile) satoshi.sugimoto@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 4, 2021	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting